June 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Heather Clark

Re:	Superior Industries International, Inc. Form S-3 Filed June 7, 2021 File No. 333-256858

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Superior Industries International, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 15, 2021, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Michael B. Hickey of Weil, Gotshal & Manges LLP at (212) 310-8050 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ C. Timothy Trenary

C. Timothy Trenary

Chief Financial Officer

Superior Industries International, Inc.

cc: Michael B. Hickey, Esq.

Weil, Gotshal & Manges LLP